UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Interactive Intelligence Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

45841V 109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.    45841V 109

1.	Names of Reporting Persons.

Donald E. Brown, M.D.

2.	Check the Appropriate Box if a Member of a Group

Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5	Sole Voting Power

3,913,098 (1)

6	Shared Voting Power

0

7	Sole Dispositive Power

3,913,098 (1)

8	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,098 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)

17.8%

___________

(1)   Includes 147,500 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2015, 8,625 shares issuable to the reporting person on settlement of time-based restricted stock units that vest within 60 days of December 31, 2015, and 4,126 shares of performance-based restricted stock units that were earned based on 2015 performance and vest within 60 days of December 31, 2015. Also includes 500,000 shares held in grantor retained annuity trusts, for which the reporting person serves as the sole trustee, and 179.56 shares held by the reporting person in the Interactive Intelligence Group, Inc. 401(k) plan as of December 31, 2015.

12.	Type of Reporting Person

 IN
Item 1.

(a)	Name of Issuer.
Interactive Intelligence Group, Inc.

(b)	Address of Issuer's Principal Executive Offices.
7601 Interactive Way
Indianapolis, Indiana 46278

Item 2.

(a)	Name of Person Filing.
Donald E. Brown, M.D.

(b)	Address of Principal Business Office, or, if none, Residence.
7601 Interactive Way
Indianapolis, Indiana 46278

(c)	Citizenship.
United States of America.

(d)	Title of Class of Securities.
Common Stock, $.01 par value.

(e)	CUSIP Number.
45841V 109

Item 3.   If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)
(14) of the Investment Company Act of 1940;

( j) ☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of December 31, 2015.

(a)	Amount beneficially owned :
3,913,098 (1)

(b)	Percent of class :
17.8%

(c)	Number of shares as to which such person has :
(i)   Sole power to vote or to direct the vote:

3,913,098 (1)

(ii)   Shared power to vote or to direct the vote:

0

(iii)   Sole power to dispose or to direct the disposition of:

3,913,098 (1)

(iv)   Shared power to dispose or to direct the disposition of:

0
________________
(1) Includes 147,500 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2015, 8,625 shares issuable to the reporting person on settlement of time-based restricted stock units that vest within 60 days of December 31, 2015, and 4,126 shares of performance-based restricted stock units that were earned based on 2015 performance and vest within 60 days of December 31, 2015. Also includes 500,000 shares held in grantor retained annuity trusts, for which the reporting person serves as the sole trustee, and 179.56 shares held by the reporting person in the Interactive Intelligence Group, Inc. 401(k) plan as of December 31, 2015.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.
Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	By:	/s/ Donald E. Brown, M.D.
Name: Donald E. Brown, M.D.